Americas Wind Energy Corporation

October 8, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Kristin Lochhead
Brian Cascio

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2009
Filed November 12, 2009
Form 10-Q for the fiscal period ended January 31, 2010
File No. 000-50861

Dear Ms. Lochhead

This letter is in response to your letter of September 21, 2010. As discussed, we are sending you this letter with our comments and the amended 10-K and 10-Q fillings. We will file the amended documents after your review.

Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-K for the fiscal year ended July 31, 2009

1.

We note your response to prior comment 1 and 2. Please file the amendment, as indicated in your response. We also refer you to FASB ASC 250-10-50-7 for disclosures that should be included for the correction of an error in previously issued financial statements.

Re prior comment 1, we will file the amendment and we will show the gain on sale of equipment and the loss on disposal of contracts as being within operations.

Re prior comment 2, in the amendment we will include a conforming signature of the independent registered accounting firm.

In the amendment we will include disclosures per FASB ASC 250-10-50-7 that should be included for the correction of an error in previously issued financial statements.

24 Palace Arch Drive	Phone (416) 233.5670
Toronto, ON	Fax (416) 233.6493
Canada M9A 2S1	Email hald@awe-wind.com

Form 10-Q for the fiscal quarter ended April 30, 2010

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-2

2.	We reference your response to prior comment 3 that you agree “other income” related to the impairment of the intangible asset and the extinguishment of the debt due EWT should have been presented as part of operations and you will amend the form 10-Q for April 30, 2010 to make this correction. Please file the amendment, as indicated in your response. We also refer you to FASB ASC 250-10-50-7 for disclosures that should be included for the correction of an error in previously issued financial statements.

We will file an amendment as indicated in our response and will show the impairment of the intangible asset and the extinguishment of debt due EWT as part of operations.

In the amendment we will include disclosures per FASB ASC 250-10-50-7 that should be included for the correction of an error in previously issued financial statements.

Note 10. Commitments and Contingencies, page F-9

3.	In the amended form 10-Q for April 30, 2010, please revise to include a discussion of the nature of the $4 million in total settlement payments due to EWT under the terms of the agreement, similar to your response to prior comment 5.

In the amended 10-Q for April 30, 2010, we will include the discussion of the $4 million in settlement payments due to EWT as shown below.

The debt due to EWT was approx. $2.8 million and represented actual costs incurred on contracts plus anticipated costs to complete the Confederation Power, Wind Vision and Wray contracts.

Subsequently, EWT discovered that the costs to complete the contracts would be considerably more than the $2.8 million and accordingly made efforts to enter into the Settlement Agreement. During the Agreement discussions, it was agreed that full and final payment of $ 4 million was fair and reasonable to both parties and to satisfy EWT for any unforeseen obligations incurred by completing the contracts. In exchange, EWT agreed to release the Company from any future or further liabilities incurred from those contracts.

Americas Wind Energy Inc.	Page 2 of 3

The terms of the Agreement set out the payment process for the $4 million. AWE receives settlement payments from EWT at the rate of 3% of North American sales over the next 4 years. (The Settlement Agreement was signed on April 28, 2010 and became final on June 11, 2010). The first $2 million of settlement payments are retained by EWT as the initial payment toward the $4 million. The next $4 million of settlement payments are split 50%/ 50% between AWE and EWT. The Company’s obligation to repay the $4 million is contingent on receiving future payments from the Agreement.

Yours truly,

H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada M9A 2S1 P
hone 416 233 5670 F
ax 416 233 6493

Americas Wind Energy Inc.	Page 3 of 3